December 22, 2022
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    Berry Corporation (bry)
Form 10-K for Fiscal Year Ended December 31, 2021
Response dated November 18, 2022
File No. 001-38606

Ladies and Gentlemen:
Berry Corporation acknowledges receipt of the letter dated December 14, 2022 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”).
The Comment Letter requests that we respond to the Staff’s comments within ten business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than January 16, 2023.
Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.
Very truly yours,

Berry Corporation (bry)

By:	/s/ Cary Baetz
Cary Baetz
Executive Vice President and Chief Financial Officer
Enclosures
cc:    Sarah Morgan, Vinson & Elkins LLP

Berry Corp 16000 North Dallas Parkway, Dallas, TX 75248 Tel: +1 661.616.3900 www.bry.com